UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On December 23, 2024, the Company closed its initial public offering (the “IPO”) of 2,300,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”) and a resale offering of 1,875,000 Shares. The Company completed the IPO and resale offering pursuant to its registration statement on Form F-1 (File No. 333-274404), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2023 (as amended) (the “Registration Statement”). The Registration Statement was declared effective by the SEC on December 19, 2024. The Shares were priced at $4.50 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “YAAS” on December 20, 2024.

On December 19, 2024, the Company entered into an underwriting agreement with Aegis Capital Corp. (the “Representative”). The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

On December 23, 2024, the Company also issued to the Representative a warrant to purchase up to an aggregate of 115,000 Shares. A copy of the Representative’s warrant is attached as Exhibit 4.1 hereto and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on December 19, 2024, announcing the pricing of the IPO and a press release on December 23, 2024, announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: December 26, 2024	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated December 19, 2024 between the Company and Aegis Capital Corp.
4.1	Representative’s Warrant
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering